Exhibit 99.1

ASX/Media Release (Code: ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034)

19 August 2014

CVAC™ CAN-003 ABSTRACT ACCEPTED FOR POSTER PRESENTATION AT THE SOCIETY FOR

IMMUNOTHERAPY OF CANCER ANNUAL MEETING

SYDNEY, AUSTRALIA - Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD; ISIN: US74154B2034) (“Prima”, the “Company”) today announced that the abstract entitled, “Trial evaluating overall survival in epithelial ovarian cancer (EOC) patients in second remission with an autologous dendritic cell therapy targeting mucin 1” has been accepted for a poster presentation at the Society for Immunotherapy of Cancer (“SITC”) 29th Annual Meeting.

The poster will be presented by Prima’s Chief Technical Officer, Dr. Sharron Gargosky, at the Gaylord National Hotel and Convention Center in National Harbor, MD. Poster presentations are scheduled to occur on Friday, November 7, 2014 and on Saturday, November 8, 2014 from 12:30 p.m. – 2:00 p.m. The exact time and location of Dr. Gargosky’s poster presentation will be available closer to the conference date.

About Prima BioMed

Prima BioMed is a globally active leader in cancer immunotherapy. Prima is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Prima’s lead product is CVac™, an autologous dendritic cell-based product currently in clinical trials. www.primabiomed.com.au

For further information please contact:

USA Investor/Media:

Adam Holdsworth, ProActive Capital

+1 (646) 862 4607; adamh@proactivecapital.com

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel Communications

+61 (0) 422 534 755; mgregorowski@citadelpr.com.au

Europe Investor/Media:

Mr. Axel Mühlhaus, Edicto GmbH

+49 (0) 69 905505-52; amuehlhaus@edicto.de